UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 10, 2014

HERITAGE FINANCIAL GROUP, INC.
(Exact name of Registrant as specified in its charter)

Maryland (State or Other Jurisdiction of Incorporation)	001-34902 (Commission File Number)	38-3814230 (I.R.S. Employer Identification No.)

721 North Westover Boulevard, Albany, Georgia  31707

(Address of principal executive offices)

(229) 420-0000

Registrant's telephone number, including area code

Not Applicable

(Former Name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On December 10, 2014, Renasant Corporation, a Mississippi corporation (“Renasant”), Renasant Bank, a Mississippi banking association (“Renasant Bank”), Heritage Financial Group, Inc., a Maryland corporation (“Heritage”), and HeritageBank of the South, a Georgia savings bank (“HeritageBank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  On the terms and subject to the conditions set forth in the Merger Agreement, Heritage will merge with and into Renasant (the “Merger”), with Renasant continuing as the surviving corporation.  Immediately following the Merger, HeritageBank will merge with and into Renasant Bank, with Renasant Bank continuing as the surviving banking association.  The Merger Agreement has been approved by the Boards of Directors of each of Renasant and Heritage.

At the effective time of the Merger, each outstanding share of Heritage’s common stock, par value $0.01 per share (other than any shares of Heritage common stock owned by Heritage, Renasant, or any of their respective subsidiaries, except for shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive 0.9266 shares (the “Exchange Ratio”) of Renasant common stock, par value $5.00 per share.  Each in-the-money stock option granted under Heritage’s equity incentive plans will vest in full and be converted into the right to receive a cash payment equal to (a) the total number of shares subject to such stock option multiplied by (ii) the difference between $27.00 and the exercise price of the option, less applicable tax withholdings.  Out-of-the-money Heritage stock options and stock appreciation rights granted under Heritage’s equity incentive plans outstanding at the effective time of the Merger will be cancelled for no consideration.  Shares of Heritage common stock with respect to restricted stock awards made under Heritage’s equity incentive plans outstanding at the effective time of the Merger will fully vest and be converted into shares of Renasant common stock, adjusted to reflect the Exchange Ratio.  The Merger is intended to qualify as a tax-free reorganization within the meaning of the Internal Revenue Code of 1986, as amended.

Prior to the effective time of the Merger, Renasant and Renasant Bank will take all appropriate actions to (a) increase the number of directors constituting Renasant’s and Renasant Bank’s respective board of directors by one and (b) appoint a current director of Heritage and HeritageBank, respectively, mutually agreed upon by Renasant and Heritage, to Renasant’s and Renasant Bank’s respective board of directors.

Renasant and Heritage each have made customary representations and warranties in the Merger Agreement including, among others, representations regarding organization, power and authority, capitalization, financial statements, employee benefit matters and tax matters.  Heritage and HeritageBank have agreed to customary covenants, including, among other things, to conduct their respective businesses in the ordinary course and consistent with past practice and prudent banking practice or as required under the Merger Agreement and to comply with certain other operating covenants through the consummation of the Merger.  The parties have agreed to prepare and file with the Securities and Exchange Commission (the “SEC”), as promptly as reasonably practicable, the registration statement on Form S-4, which will include a joint proxy statement/prospectus.

The Merger Agreement restricts the ability of Heritage and HeritageBank to solicit proposals relating to alternative business combination transactions, and, subject to certain exceptions, to enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.

However, if Heritage receives an unsolicited bona fide written acquisition proposal, Heritage may participate in discussions regarding an acquisition proposal solely to clarify the terms of such acquisition proposal. Additionally, Heritage may provide information to (after it receives a confidentiality agreement from such person) and may engage in negotiations or discussions with the party who made the unsolicited acquisition proposal, if Heritage’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that (i) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and (ii) based on the information then available, such acquisition proposal is more favorable to the Seller’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement and is reasonably likely to be consummated.

Prior to obtaining the approval of the stockholders of Heritage regarding the Merger and the Merger Agreement, Heritage’s board of directors may make a change of recommendation or terminate the Merger Agreement to accept a superior proposal if the Board determines in good faith, after consultation with its legal counsel and financial advisors, that (a) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and (b) if such action relates to any acquisition proposal, that such acquisition proposal constitutes a superior proposal. Prior to taking such actions, Heritage must give Renasant an opportunity to match such offer.

Subject to applicable fiduciary duties, each of Renasant and Heritage has agreed to convene a special meeting of its stockholders to consider the approval of the Merger and the adoption of the Merger Agreement, and their respective boards of directors have agreed to recommend that Renasant or Heritage stockholders, as applicable, approve the Merger and adopt the Merger Agreement.

Consummation of the Merger is subject to the approval of the Merger and the adoption of the Merger Agreement by the stockholders of each of Renasant and Heritage, as well as other customary conditions, such as (a) receipt of all regulatory approvals from, among others, various banking regulators, (b) effectiveness of the registration statement for the shares of Renasant common stock to be issued to holders of Heritage common stock in the Merger, and (c) the absence of any law or order prohibiting the consummation of the Merger.  In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including (a) the accuracy of the representations and warranties of the other party, except (subject to limited exceptions) where the inaccuracy would not have a material adverse effect, (b) compliance by the other party with its covenants in all material respects, (c) the delivery of opinions from counsel to each of Renasant and Heritage relating to the U.S. federal income tax treatment of the Merger, and (d) the approval for listing on the NASDAQ Global Select Market, subject to notice of issuance, of the shares of Renasant common stock to be issued to holders of Heritage common stock in the Merger.  Subject to the receipt of all required approvals and the satisfaction of all other conditions, the Merger is expected to be completed in the third quarter of 2015.

The Merger Agreement also provides for termination rights of both Renasant and Heritage, under specified circumstances.  Further, upon termination of the Merger Agreement under particular circumstances set forth in the Merger Agreement and depending on the circumstances, including the acceptance of a superior proposal, Heritage may be required to pay Renasant a termination fee in the amount of $10,300,000 and reimburse Renasant for its costs and expenses in the amount of up to $750,000.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and incorporated herein by reference.

Lock-Up Agreements

As a condition to Renasant’s willingness to enter into the Merger Agreement, each of the directors of Heritage and HeritageBank are required to enter into lock-up agreements with Renasant no later than 10 days after the execution of Merger Agreement.   Under these agreements, the director agrees to vote his or her shares of Heritage common stock in favor of the Merger and to refrain from transferring his or her shares of Heritage common stock prior to the vote on the Merger by Heritage stockholders.  Under the lock-up agreements, the non-employee directors of Heritage and HeritageBank will also agree to certain non-competition covenants covering the two-year period following the consummation of the Merger.    A copy of the form of such lock-up agreements are included as part of the Merger Agreement filed as Exhibit 2.1 to this Form 8-K.

Employment Agreements

In connection with the execution of the Merger Agreement, each of O. Leonard Dorminey, Heritage’s president and chief executive officer, and Carol W. Slappey, Heritage’s Albany market president, amended and restated their employment agreements with Heritage, which agreements will be assumed by Renasant upon the closing of the Merger, as further described in Item 5.02 of this Form 8-K.  In addition, it is a condition to the consummation of the Merger that T. Heath Fountain, Heritage’s chief financial officer, and O. Mitchell Smith, Heritage’s chief credit officer, enter into amendments to their employment agreements.   Copies of the forms of these agreements are included as part of the Merger Agreement filed as Exhibit 2.1 to this Form 8-K.

Item 5.02.Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers.

Executive Employment Agreements with Mr. Dorminey and Ms. Slappey

Heritage and HeritageBank are currently parties to an employment agreement with each of O. Leonard Dorminey, Chief Executive Officer and President of Heritage and HeritageBank, and Carol W. Slappey, Executive Vice President of Heritage and Albany Market President and Chief Administration Officer of HeritageBank (collectively, the “Prior Employment Agreements”).  In connection with the transactions contemplated by the Merger Agreement, on December 10, 2014, the Compensation Committee and Board of Directors of Heritage and HeritageBank approved a new executive employment agreement with each of Mr. Dorminey and Ms. Slappey (the “Executive Employment Agreements”), which agreements are intended to amend, restate and replace, in their entirety, the Prior Employment Agreements.  The following is a summary of the material terms of the Executive Employment Agreements.

Effective Date.  The Executive Employment Agreements are contingent upon the closing of the transactions contemplated by the Merger Agreement.  The Executive Employment Agreements will be effective as of the close of business on the business day preceding the effective time of the Merger (the “Effective Date”).  If the Merger does not occur, the Executive Employment Agreements will be deemed void and of no effect, and the Prior Employment Agreements will remain in force and effect.  Renasant will assume the Executive Employment Agreements in connection with the consummation of the Mergers, pursuant to the assumption agreements described below.

Employment Term.  The executives’ employment under the Executive Employment Agreements will commence as of the Effective Date and will terminate on December 31, 2018, in the case of Mr. Dorminey, and December 31, 2016, in the case of Ms. Slappey.

Compensation and Benefits.  The Executive Employment Agreements provide for (i) annual salary not less than the executive’s annual base salary in effect as of the Effective Date, (ii) participation in the short-term bonus arrangements maintained by HeritageBank, (iii) participation in such other welfare benefit plans, policies, and programs as may be maintained, from time to time, by HeritageBank, (iv) reimbursement of expenses, and (v) certain fringe benefits.

Termination by Executive; Death or Disability.  In the event that (i) Mr. Dorminey terminates his employment for any reason, or no reason, (ii) Ms. Slappey terminates her employment for “good reason”, or (iii) Ms. Slappey’s employment terminates by reason of her death or disability, the executive will receive his or her accrued benefits (e.g., base salary accrued but not yet paid, any annual bonus for the year prior to the year in which the executive’s date of termination occurs to the extent not yet paid and any other benefits accrued and vested under a separate benefit plan ), plus the following severance benefits:

•

four years, in the case of Mr. Dorminey, or three years, in the case of Ms. Slappey, of the executive’s base salary in effect as of the date of termination, payable over the four-year period, in the case of Mr. Dorminey, or three-year period, in the case of Ms. Slappey, following the date of termination, in accordance with HeritageBank’s regular payroll practices and policies;

•

an amount equal to the average of the last three annual bonuses paid to the executive prior to the date of termination, which amount will be paid annually for four years, in the case of Mr. Dorminey, or three years, in the case of Ms. Slappey, following the date of termination at the time or times that the annual bonus would otherwise be payable;

•

a monthly amount equal to the amount of the continuation coverage premium for the same type and level of group health plan coverage received by the executive and his or her electing dependents immediately prior to the date of termination, during the continuation period contemplated under COBRA, and thereafter, the premium amount for substantially the same type and level of coverage provided during the continuation coverage period under COBRA, payable over the four-year period, in the case of Mr. Dorminey, or three-year period, in the case of Ms. Slappey, following the date of termination, in accordance with HeritageBank’s regular payroll practices and policies; and

•

an amount payable to the executive in lieu of continuing coverage in Heritage’s benefit plans and in lieu of continuing provision of various perquisites following termination, calculated as of the date of termination and including (i) the annual premium cost of all welfare plans under which the executive was covered prior to his or her termination, (ii) company contributions or accruals under any qualified or nonqualified retirement plans on behalf of the executive for the calendar year prior to the year in which the date of termination occurs, and (iii) the amount of any car allowance or country club dues paid to the executive for the calendar year prior to the year in which the date of termination occurs, which amount will be payable over the four-year period, in the case of Mr. Dorminey, or three-year period, in the case of Ms. Slappey, following the date of termination, in accordance with HeritageBank’s regular payroll practices and policies.

Termination by HeritageBank without Cause.  In the event that HeritageBank terminates the executive’s employment without “cause”, Mr. Dorminey will be entitled to the severance benefits described above under “Termination by Executive; Death or Disability”, at the times described above, and Ms. Slappey will be entitled to the severance benefits described above under “Termination by Executive; Death or Disability” for the period commencing as of the first day of the calendar month following her termination date and continuing until December 31st of the calendar year that is three whole calendar years following the end of the year in which her termination date occurs.

Expiration of Employment Term. Upon the expiration of the executive’s employment term, the executive’s employment under the Executive Employment Agreement will cease, the Executive Employment Agreement will be deemed terminated, and the executive will be entitled to receive the amounts and benefits described above under “Termination by Executive; Death or Disability.”

Termination for Cause.  In the event that HeritageBank terminates the executive’s employment for “cause”, or Ms. Slappey terminates her employment other than for “good reason”, the executive will be entitled to his or her accrued benefits and HeritageBank will have no further obligations to the executive under the Executive Employment Agreement.

Tax Code Section 280G.  In the event that any payments to the executive constitute “excess parachute payments” under Internal Revenue Code Section 280G, the Executive Employment Agreement provides that the executive’s payments will be reduced to the minimum extent necessary so that no portion of any such payments, as so reduced, is deemed to constitute an excess parachute payment, if the amount of such reduction would be less than $100,000, in the case of Mr. Dorminey, or $50,000, in the case of Ms. Slappey.  If the amount of such reduction would equal or exceed $100,000 or $50,000, respectively, then no such reduction will occur, the executive will be entitled to all payments, and the executive will be entitled to a gross-up payment to cover the amount of the excise tax, plus any income and excise taxes associated with the gross-up payment.

Restrictive Covenants.  The Executive Employment Agreements contain confidentiality and trade secret covenants that apply during employment and for the four-year period following termination, as well as covenants regarding the non-solicitation of customer and employees and non-competition that apply during employment through the expiration of the employment term and, if the executive is terminated for cause, for 2 years following the date of termination.

Assumption Agreements with Mr. Dorminey and Ms. Slappey

As discussed above, Renasant will assume the Executive Employment Agreements with each of Mr. Dorminey and Ms. Slappey in connection with the consummation of the Mergers, pursuant to an assumption agreement with each executive (the “Assumption Agreements”).  The Assumption Agreements will be effective as of the effective time of the Merger.  In the event the Merger does not occur, the Assumption Agreements will be deemed void and of no effect.  Pursuant to the Assumption Agreements, Renasant will administer the Executive Employment Agreements in accordance with their terms, subject to the following modifications: (i) Mr. Dorminey’s title will be Regional President and he will report to the Chief Executive Officer of Renasant; (ii) Ms. Slappey’s title remains to be determined; (iii) each executive will participate in the Performance Based Reward Plan maintained by Renasant, or similar arrangement maintained by Renasant; (iv) the executive will receive a monthly car allowance; (v) in lieu of the restrictive covenants contained in the Executive Employment Agreement, the executive will execute and be bound by those covenants and agreements set forth in Renasant’s standard Business Protection Agreement; (vi) neither executive will be eligible to participate in any Renasant severance plan; and (vii) the component of the executive’s severance benefits comprised of the average of the last three annual bonuses will not be an amount less than 40% of the executive’s base salary as of the closing date of the Merger.

Mr. Dorminey’s Assumption Agreement also provides that he will receive an inducement award, to be granted on the first business day following the effective time of the Merger, of 35,000 restricted shares of Renasant common stock, which restricted shares will vest in four equal annual installments beginning on December 31, 2015.  If Mr. Dorminey’s employment is terminated without cause or by reason of his death or disability, then the restricted shares will vest in full as of the date of termination.  In the event of a change in control of Renasant, the restricted shares will vest in full as of the date of the change in control.  In addition, Mr. Dorminey will enter into Renasant’s standard form of Change in Control Agreement.

Item 8.01.Other Events.

On December 11, 2014, 2014 Renasant and Heritage held a joint conference call with interested investors and financial analysts (the “Conference Call”) to discuss the Merger Agreement. A transcript of the Conference Call is filed as Exhibit 99.1 to this Form 8-K.

Cautionary Statement

The foregoing summary of the Merger Agreement and other agreements referred to above, and the copy of the Merger Agreement and such other agreements filed as Exhibit 2.1 to this Form 8-K and incorporated by reference herein, are included solely to provide investors with information regarding the terms of the Merger Agreement and such other agreements. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates or otherwise to serve as a source of financial, business or operational information about Renasant or Heritage. The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the other agreements included as a part thereof.

The Merger Agreement contains representations and warranties by Renasant, Renasant Bank, Heritage and HeritageBank which were made only for purposes of the Merger Agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of Renasant, Heritage or any of their respective subsidiaries or affiliates.  Such representations and warranties are not intended to amend, supplement or supersede any statement contained in any reports or documents filed by Renasant or Heritage with the SEC.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Renasant’s and Heritage’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Renasant and Heritage publicly file with the SEC.

Additional Information About the Renasant/Heritage Transaction

This communication is being made in respect of the proposed Merger.  In connection with the proposed Merger, Renasant and Heritage will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus, and other relevant documents concerning  the  proposed Merger, with  the  SEC.  This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, HERITAGE AND THE PROPOSED MERGER.  When available, the joint proxy statement/prospectus will be mailed to stockholders of both Renasant and Heritage.  Investors will also be able to obtain copies of the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov).  In addition, documents filed with the SEC by Renasant will be available free of charge from Kevin Chapman, Chief Financial Officer, Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804-4827, telephone: (662) 680-1450.  Documents filed with the SEC by Heritage will be available free of charge from Heritage by contacting T. Heath Fountain, Chief Financial Officer, Heritage Financial Group, Inc., 721 N. Westover Blvd, Albany, Georgia, telephone: (229) 878-2055.

   Renasant, Heritage and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Renasant and Heritage in connection with the proposed merger.  Information about the directors and executive officers of Renasant is included in the proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 11, 2014.  Information about the directors and executive officers of Heritage is included in the proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 25, 2014.  Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage companies to provide information about their anticipated future financial performance.  This act provides a safe harbor for such disclosure, which protects a company from unwarranted litigation if actual results are different from management expectations.  This report reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Renasant and Heritage.  These forward-looking statements are subject to a number of factors and uncertainties which could cause Renasant’s, Heritage’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material.  Forward-looking statements speak only as of the date they are made and neither Renasant nor Heritage assumes any duty to update forward-looking statements.  In addition to factors previously disclosed in Renasant’s and Heritage’s reports filed with the SEC and those identified elsewhere in this report, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Renasant and Heritage and between Renasant Bank and HeritageBank of the South, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Renasant’s and Heritage’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts.  Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements.  These statements are based upon the current beliefs and expectations of Renasant’s and Heritage’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control.  In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.  Actual results may differ from those indicated or implied in the forward-looking statements, and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Renasant and Heritage may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities or costs savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with Heritage’s integration of Alarion Financial Services, Inc.; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) Renasant’s or Heritage’s stockholders may fail to approve the transaction; (7) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) inflation; (12) the cost and availability of capital; (13) customer acceptance of the combined company’s products and services; (14) customer borrowing, repayment, investment and deposit practices; (15) the introduction, withdrawal, success and timing of business initiatives; (16) the impact, extent, and timing of technological changes; (17) severe catastrophic events in the companies’ respective geographic area; (18) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (19) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (20) the interest rate environment may compress margins and adversely affect net interest income; and (21) competition from other financial services companies in the companies’ markets could adversely affect operations.  Additional factors that could cause Renasant’s and Heritage’s results to differ materially from those described in the forward-looking statements can be found in Renasant’s and Heritage’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form

8-K) filed with the SEC and available at the SEC’s website (www.sec.gov).  All subsequent written and oral forward-looking statements concerning Renasant, Heritage or the proposed merger or other matters and attributable to Renasant, Heritage or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above.  Renasant and Heritage do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Item 9.01. Financial Statements and Exhibits.

 (d)  Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among Renasant Corporation, Renasant Bank, Heritage Financial Group, Inc. and HeritageBank of the South dated as of December 10, 2014.
99.1	Transcript of Conference Call held on December 11, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HERITAGE FINANCIAL GROUP, INC.

Date: December 15, 2014	By: /s/T. Heath Fountain
T. Heath Fountain
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among Renasant Corporation, Renasant Bank, Heritage Financial Group, Inc. and HeritageBank of the South dated as of December 10, 2014.
99.1	Transcript of Conference Call held on December 11, 2014.